Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

August 15, 2018

Re:                                                                            Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018

Response dated July 10, 2018

File No. 001-32749

Dear Mr. Decker,

Fresenius Medical Care AG & Co. KGaA (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (“the Commission”) received by e-mail dated August 10, 2018 relating to the Company’s Form 20-F for the year ended December 31, 2017 (File No. 001-32749), which was filed on February 27, 2018 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments have been repeated in bold type below, and the Company’s responses appear immediately following the respective comments. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2017

Note 1 — The Company, basis of presentation and significant accounting policies

a) Principles of consolidation and composition of the group, page F-11

1.                                      We note your response to our comment 2. Please enhance your accounting policy disclosure to elaborate upon your accounting basis for recording changes in the put options on your non-controlling interests within equity, consistent with the conclusions you described in your response (i.e., address how you applied paragraph 10 of IAS 8 and why your selected accounting method was determined to be relevant and reliable). Refer to Paragraphs 117 and 119 of IAS 1. Please provide your proposed disclosure in your response.

To further increase the clarity and transparency of our financial disclosures in response to the aforementioned question, the Company proposes to include the following updated accounting policy disclosure within its Annual Report on Form 20-F for the fiscal year ending December 31, 2018.

Significant accounting policies

a)    Principles of consolidation and composition of the group

Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation. Profits and losses attributable to the noncontrolling interests (“NCI”) are separately disclosed in the consolidated statements of income.

The Company wrote put options on NCI mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32 paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The potential purchase price liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at fair value at the balance sheet date. The exercise price of the option is generally based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability of such a clinic. The Company believes the accounting treatment of the change in fair value of the put liability under IFRS to this date has not been finally clarified. In the absence of an IFRS that specifically applies to the accounting for put options on NCI, the Company, in line with IAS 8.10, applied the present access method. According to the present access method, NCI are further recorded in equity as “noncontrolling interests”. The initial recognition of the purchase price liability, as well as valuation differences, is recorded neutral to profit or loss by reclassification from equity (see note 1 g). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company sees these NCI with written put options as equity holders and accordingly attributes net income to NCI.

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert.Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its general partner

/s/ Michael Brosnan
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining